                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Mayor's Jewelers, Inc.
                             ----------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                         -------------------------------
                         (Title of Class of Securities)

                                    578462103
                                    ---------
                                 (CUSIP Number)


                              Sabine Bruckert, Esq.
                       Vice President and General Counsel
                             Henry Birks & Sons Inc.
                              1240 Square Phillips
                        Montreal, Quebec, Canada, H3B 3H4
                            Telephone: (514) 397-2511
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - With a copy to -

                              Brice T. Voran, Esq.
                               Shearman & Sterling
                               Commerce Court West
                           199 Bay Street, Suite 4405
                            Toronto, Ontario M5L 1E8
                            Telephone (416) 360-8484

                                January 31, 2003
                                ----------------
             (Date of Event which Requires Filing of this Statement)

     [ ] The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
             Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be
                   subject to all other provisions of the Act
                           (however, see the Notes).

--------------------------------------------------------------------------------------------------
CUSIP No. 578462103                                                      Page 2 of 15 Pages
--------------------------------------------------------------------------------------------------
(1)        Name of Reporting Person            HENRY BIRKS & SONS INC.

--------------------------------------------------------------------------------------------------
(2)        Check the Appropriate Box if a Member of a Group                       (a)  [ ]
                                                                                  (b)  [X]
--------------------------------------------------------------------------------------------------
(3)        SEC Use Only

--------------------------------------------------------------------------------------------------
(4)        Source of Funds            AF, OO

--------------------------------------------------------------------------------------------------
(5)        Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or
           2(e).  [ ]

--------------------------------------------------------------------------------------------------
(6)        Citizenship or Place of Organization     CANADA

--------------------------------------------------------------------------------------------------
                                             (7)      Sole Voting Power
           Number of
      Shares Beneficially
             Owned
            By Each
           Reporting
          Person With
--------------------------------------------------------------------------------------------------
                                             (8)      Shared Voting Power
                                                      86,023,789

--------------------------------------------------------------------------------------------------
                                             (9)      Sole Dispositive Power

--------------------------------------------------------------------------------------------------
                                             (10)     Shared Dispositive Power
                                                      86,023,789

--------------------------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially Owned by Each Reporting Person  86,023,789

--------------------------------------------------------------------------------------------------
(12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
           Instructions)
                                       [ ]

--------------------------------------------------------------------------------------------------
(13)       Percent of Class Represented by Amount in Row (11)
                  80.3%

--------------------------------------------------------------------------------------------------
(14)       Type of Reporting Person (See Instructions)          CO
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
CUSIP No. 578462103                                                      Page 3 of 15 Pages
--------------------------------------------------------------------------------------------------
(1)        Name of Reporting Person            HENRY BIRKS & SONS HOLDINGS INC.

--------------------------------------------------------------------------------------------------
(2)        Check the Appropriate Box if a Member of a Group                       (a)  [ ]
                                                                                  (b)  [X]
--------------------------------------------------------------------------------------------------
(3)        SEC Use Only

--------------------------------------------------------------------------------------------------
(4)        Source of Funds            AF, OO

--------------------------------------------------------------------------------------------------
(5)        Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or
           2(e).  [ ]

--------------------------------------------------------------------------------------------------
(6)        Citizenship or Place of Organization     CANADA

--------------------------------------------------------------------------------------------------
                                             (7)      Sole Voting Power
           Number of
      Shares Beneficially
             Owned
            By Each
           Reporting
          Person With
--------------------------------------------------------------------------------------------------
                                             (8)      Shared Voting Power
                                                      86,023,789

--------------------------------------------------------------------------------------------------
                                             (9)      Sole Dispositive Power

--------------------------------------------------------------------------------------------------
                                             (10)     Shared Dispositive Power
                                                      86,023,789

--------------------------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially Owned by Each Reporting Person     86,023,789

--------------------------------------------------------------------------------------------------
(12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
           Instructions)
                                       [ ]

--------------------------------------------------------------------------------------------------
(13)       Percent of Class Represented by Amount in Row (11)
                  80.3%

--------------------------------------------------------------------------------------------------
(14)       Type of Reporting Person (See Instructions)          HC
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
CUSIP No. 578462103                                                      Page 4 of 15 Pages
--------------------------------------------------------------------------------------------------
(1)        Name of Reporting Person            REGALUXE INVESTMENTS Sarl

--------------------------------------------------------------------------------------------------
(2)        Check the Appropriate Box if a Member of a Group                       (a)  [ ]
                                                                                  (b)  [X]

--------------------------------------------------------------------------------------------------
(3)        SEC Use Only

--------------------------------------------------------------------------------------------------
(4)        Source of Funds                          OO

--------------------------------------------------------------------------------------------------
(5)        Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or
           2(e).  [ ]

--------------------------------------------------------------------------------------------------
(6)        Citizenship or Place of Organization     LUXEMBOURG

--------------------------------------------------------------------------------------------------
                                             (7)      Sole Voting Power
          Number of
     Shares Beneficially
            Owned
           By Each
          Reporting
         Person With
--------------------------------------------------------------------------------------------------
                                             (8)      Shared Voting Power
                                                      86,023,789

--------------------------------------------------------------------------------------------------
                                             (9)      Sole Dispositive Power

--------------------------------------------------------------------------------------------------
                                             (10)     Shared Dispositive Power
                                                      86,023,789
--------------------------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially Owned by Each Reporting Person   86,023,789

--------------------------------------------------------------------------------------------------
(12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
           Instructions)
                                       [ ]

--------------------------------------------------------------------------------------------------
(13)       Percent of Class Represented by Amount in Row (11)
                  80.3%

--------------------------------------------------------------------------------------------------
(14)       Type of Reporting Person (See Instructions)          CO
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
CUSIP No. 578462103                                                      Page 5 of 15 Pages
--------------------------------------------------------------------------------------------------
(1)        Name of Reporting Person
           Dr. Lorenzo Rossi de Montelera
--------------------------------------------------------------------------------------------------
(2)        Check the Appropriate Box if a Member of a Group                       (a)  [ ]
                                                                                  (b)  [X]
--------------------------------------------------------------------------------------------------
(3)        SEC Use Only

--------------------------------------------------------------------------------------------------
(4)        Source of Funds :  AF - OO

--------------------------------------------------------------------------------------------------
(5)        Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or
           2(e).  [ ]

--------------------------------------------------------------------------------------------------
(6)        Citizenship or Place of Organization     ITALIAN

------------------------------------------------------------------------------------------------
                                             (7)      Sole Voting Power
           Number of
      Shares Beneficially
             Owned
            By Each
           Reporting
          Person With
--------------------------------------------------------------------------------------------------
                                             (8)      Shared Voting Power
                                                      86,023,789
--------------------------------------------------------------------------------------------------
                                             (9)      Sole Dispositive Power

--------------------------------------------------------------------------------------------------
                                             (10)     Shared Dispositive Power
                                                      86,023,789
--------------------------------------------------------------------------------------------------

(11)       Aggregate Amount Beneficially Owned by Each Reporting Person       86,023,789

--------------------------------------------------------------------------------------------------
(12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
           Instructions)
                                       [ ]

--------------------------------------------------------------------------------------------------
(13)       Percent of Class Represented by Amount in Row (11)
                  80.3%

--------------------------------------------------------------------------------------------------
(14)       Type of Reporting Person (See Instructions)          IN
--------------------------------------------------------------------------------------------------

                  This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 9, 2002 (the "Schedule 13D") by Henry Birks & Sons Inc. ("Birks"), Henry Birks & Sons Holdings Inc. ("Holdings"), Regaluxe Investment Sarl ("Regaluxe") and Dr. Lorenzo Rossi di Montelera with respect to the common stock, $0.0001 par value (the "Shares") of Mayor's Jewelers, Inc., a Delaware corporation ("Mayor's").

                  This Amendment No. 1 relates to:

                  (i) the Assignment Agreement ("Assignment Agreement 1") dated as of January 31, 2003, between Birks and Mr. Filippo Recami, providing for the transfer, subject to the terms and conditions set forth in Assignment Agreement 1 (including but not limited to Mr. Recami's continued employment by Regaluxe), of 500,000 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2003, 500,000 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2004 and 500,000 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2005;

                  (ii) the Assignment Agreement ("Assignment Agreement 2") dated as of January 31, 2003, between Birks and Mr. Thomas A. Andruskevich, providing for the transfer, subject to the terms and conditions set forth in Assignment Agreement 2 (including but not limited to Mr. Andruskevich's continued employment by Birks or Mayor's), of 500,000 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2003, 500,000 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2004 and 500,000 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2005;

                  (iii) the Assignment Agreement ("Assignment Agreement 3") dated as of January 31, 2003, between Birks and Mr. Joseph A. Keifer III, providing for the transfer, subject to the terms and conditions set forth in Assignment Agreement 3 (including but not limited to Mr. Keifer's continued employment by Birks or Mayor's), of 166,666 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2003, 166,666 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2004 and 166,668 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2005;

                  (iv) the Assignment Agreement ("Assignment Agreement 4") dated as of January 31, 2003, between Birks and Mr. Marco Pasteris, providing for the transfer, subject to the terms and conditions set forth in Assignment Agreement 4 (including but not limited to Mr. Pasteris' continued employment by Birks or Mayor's), of 166,666 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2003, 166,666 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2004 and 166,668 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2005; and

                  (v) the Assignment Agreement ("Assignment Agreement 5") dated as of January 31, 2003, between Birks and Mr. Carlo Coda-Nunziante, providing for the transfer, subject to the terms and conditions set forth in Assignment Agreement 5 (including but not limited to Mr. Coda-Nunziante's continued employment by Mayor's), of 83,333 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2003, 83,333 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2004 and 83,334 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2005.

                  The following amendment to items 3, 4, 5, 6 and 7 of the
Schedule 13 D are hereby made.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Pursuant to a Securities Purchase Agreement (the "Purchase Agreement") entered into among Holdings, Birks and Prime Investments S.A. ("Prime"), on August 20, 2002, for aggregate consideration of $15,000,000, Holdings and Prime each purchased from Birks and Birks issued to each of Holdings and Prime: (i) $5,000,000 aggregate principal amount of Preferred Shares of Birks (the "Preferred Sharers"); and (ii) $2,500,000 aggregate principal amount of Convertible Notes of Birks (the "Convertible Notes"). Regaluxe contributed $7,500,000 to Holdings which in return contributed to Birks to enable Birks to make its investment pursuant to the Investment Agreement.

                  Pursuant to Assignment Agreement 1, Birks will transfer to Mr. Recami 500,000 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2003, 500,000 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2004 and 500,000 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2005. The transfers will be made on such dates in consideration for Mr. Recami's continued service as a director of Regaluxe and Mayor's.

                  Pursuant to Assignment Agreement 2, Birks will transfer to Mr. Andruskevich 500,000 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2003, 500,000 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2004 and 500,000 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2005. The transfers will be made on such dates in consideration for Mr. Andruskevich's continued employment by Birks.

                  Pursuant to Assignment Agreement 3, Birks will transfer to Mr. Keifer 166,666 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2003, 166,666 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2004 and 166,668 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2005. The transfers will be made on such dates in consideration for Mr. Keifer's continued employment by Mayor's.

                  Pursuant to Assignment Agreement 4, Birks will transfer to Mr. Pasteris 166,666 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2003, 166,666 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2004 and 166,668 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2005. The transfers will be made on such dates in consideration for Mr. Pasteris' continued employment by Birks.

                  Pursuant to Assignment Agreement 5, Birks will transfer to Mr. Coda-Nunziante 83,333 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2003, 83,333 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2004 and 83,334 warrants exercisable for Shares at an exercise price of $0.30 per Share on January 31, 2005. The transfers will be made on such dates in consideration for Mr. Coda-Nunziante's continued employment by Mayor's.

ITEM 4. PURPOSE OF TRANSACTION

                  Pursuant to an Investment Agreement (the "Investment Agreement"), dated as of July 31, 2002, between Mayor's and Birks, on August 20, 2002, for aggregate consideration of $15,050,000, Birks purchased from Mayor's and Mayor's issued to Birks: (i) 15,050 shares of Series A Convertible Preferred Stock of Mayor's, convertible into 50,166,667 Shares (the "Preferred Stock");
(ii) Warrants exercisable for 12,424,596 Shares at an exercise price of $0.30 per Share (the "A Warrants"); (iii) Warrants exercisable for 12,424,596 Shares at an exercise price of $0.35 per Share (the "B Warrants"); and (iv) Warrants exercisable for 12,424,595 Shares at an exercise price of $0.40 per Share (the "C Warrants" and with the Preferred Stock, the A Warrants and the B Warrants, hereinafter collectively referred to as the "Securities").

                  The Securities were acquired by Birks for investment purposes and for the purpose of obtaining control of Mayor's. As the holder of the Preferred Stock, Birks is entitled to elect a percentage of the members of the board of directors of Mayor's equal to the percentage of the outstanding Shares that would be represented by the Preferred Stock if converted.

                  The respective transfers to Mr. Recami, Mr. Andruskevich, Mr. Keifer, Mr. Pasteris and Mr. Coda-Nunziante will be made as consideration for services that each has provided or will provide, directly or indirectly, to Mayor's.

                  The Reporting Persons have the following plans and proposals:

                  (a) The Reporting Persons currently do not intend to acquire additional Shares of Mayor's nor to dispose of Shares of Mayor's, but may formulate plans to do so in the future. The Reporting Persons intend to review, on a continuous basis, various factors related to their direct or indirect investment, as the case may be, in Mayor's, including the price and availability of the Shares, subsequent developments affecting Mayor's business, other investment and business opportunities available to the Reporting Persons and general stock market and economic conditions. Based upon these and other factors, the Reporting Persons may decide to purchase additional Shares or may decide in the future to sell all or part of their investment in Mayor's;

                  (b) The Reporting Persons have no plans or proposals to cause Mayor's to enter into any extraordinary corporate transaction, such as a merger, reorganization or liquidation of Mayor's or any of its subsidiaries;

                  (c) The Reporting Persons have no plans or proposals to cause Mayor's or any of its subsidiaries to sell or transfer a material amount of assets;

                  (d) The completion of the transactions contemplated by the Investment Agreement resulted in the issuance of a new class of stock, the Preferred Stock, which is entitled vote as a class to elect a percentage of the members of the board of directors of Mayor's equal to the percentage of the outstanding Shares that would be represented by the Preferred Stock if converted. As the beneficial owners of all of the Preferred Stock, Birks is entitled to elect a majority of the members of the board of directors of Mayor's. Following completion of the Investment Agreement, seven members of the board of directors of Mayor's resigned and each was replaced by a person nominated by Birks. In addition, upon completion of the Investment Agreement, persons named by Birks were appointed to senior management positions of Mayor's including the (i) President and Chief Executive Officer, (ii) Senior Vice President and Chief Operating Officer and (iii) Group Vice President, Strategy and Business Integration;

                  (e) The Reporting Persons have no plans to make any material changes in the present capitalization or dividend policy of Mayor's;

                  (f) The Reporting Persons have no plans or proposals to cause Mayor's to make any other material change in its business or corporate structure;

                  (g) Other than an amendment to Mayor's certificate of incorporation to increase the number of authorized Shares, the Reporting Persons have no plans or proposals to cause Mayor's to change its certificate of incorporation or bylaws or to take other actions which may impede the acquisition of control of Mayor's by any person;

                  (h) The Reporting Persons have no plans or proposals to cause the Shares to be delisted from any securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system; The Reporting Persons understand that the American Stock Exchange may require a shareholder vote prior to the issuance of Shares underlying the Securities . However, the right to convert the Securities is not conditional upon shareholder approval and the Reporting Persons reserve the right to convert the Preferred Securities and exercise the Warrants without shareholder approval which may result in a delisting of the Shares.

                  (i) The Reporting Persons have no plans or proposals to cause the Shares to become eligible for termination of registration pursuant to
Section 12(g) of the Exchange Act; and

                  (j) The Reporting Persons have no plans or proposals to take any actions similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  (a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. Of the 86,023,789 Shares beneficially owned by the Reporting Persons, 50,166,167 Shares are issuable upon conversion of Preferred Stock, 11,007,931 Shares are issuable upon exercise of the A Warrants, 12,424,596 Shares are issuable upon exercise of the B Warrants and 12,424,595 Shares are issuable upon exercise of the C Warrants.

                  (b) The numbers of Securities as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

                  (c) Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, or C, as the case may be, beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.

                  (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by the Reporting Persons other than each of the Reporting Persons.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Except as described below, none of the persons named in Item 2 nor to the best knowledge of each of the Reporting Persons, any person listed in Annex A, B, or C, as the case may be, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Mayor's, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                  Birks has entered into an Amended and Restated Registration Rights Agreement with Mayor's. The Amended and Restated Registration Rights Agreement includes rights to require Mayor's to register the offer and sale of Shares held by Birks on up to three different occasions. Birks may also require Mayor's to file registration statements on Form S-3, provided Mayor's remains eligible to use that form. These rights are subject to various conditions and limitations and may be transferred to persons who control, directly or indirectly, a majority of the voting securities of Birks, including the Reporting Persons.

                  Under the registration rights agreement, Mayor's will bear all expenses incurred in connection with the registrations, other than any underwriting discounts and commissions. Registration of Shares upon the exercise of these registration rights would result in such Shares becoming freely tradable without restriction under the Securities Act.

                  Pursuant to a Deed of Hypothec (the "Deed"), dated as of August 20, 2002, between Birks, and National Bank Trust Inc., as trustee for Prime, Birks pledged the Preferred Stock as security for the Convertible Notes issued to Prime under the Purchase Agreement. The Deed contains standard default and similar provisions. In an event of default, subject to an

Intercreditor Agreement, dated as of August 20, 2002, between Holdings and Prime, Holdings and Prime will have shared voting and dispositive power over the Preferred Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit 1 Amended and Restated Registration Rights Agreement, dated as of February 25, 2003, between Mayor's and Birks.

                  Exhibit 2 Assignment Agreement, dated as of January 31, 2003, between Birks and Mr. Recami.

                  Exhibit 3 Assignment Agreement, dated as of January 31, 2003, between Birks and Mr. Andruskevich.

                  Exhibit 4 Assignment Agreement, dated as of January 31, 2003, between Birks and Mr. Keifer.

                  Exhibit 5 Assignment Agreement, dated as of January 31, 2003, between Birks and Mr. Pasteris.

                  Exhibit 6 Assignment Agreement, dated as of January 31, 2003, between Birks and Mr. Coda-Nunziante.

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2003                    HENRY BIRKS & SONS INC.

                                            By:    /s/ Sabine Bruckert
                                                   ----------------------------
                                                   Name:   Sabine Bruckert
                                                   Title:  Vice President and
                                                           General Counsel

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2003                  HENRY BIRKS & SONS HOLDINGS INC.


                                          By:    /s/ Marco Pasteris
                                                 -------------------------------
                                                 Name:   Marco Pasteris
                                                 Title:  Chief Operating Officer

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2003                    REGALUXE INVESTMENT Sarl


                                            By:    /s/ Gerald Berclaz
                                                   ----------------------------
                                                   Name:   Gerald Berclaz
                                                   Title:  Director

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2003                    DR. LORENZO ROSSI DI MONTELERA


                                            /s/ Dr. Lorenzo Rossi Di Montelera
                                            ----------------------------------

                                  EXHIBIT INDEX



EXHIBIT NO.            DESCRIPTION
-----------            -----------

1                      Amended and Restated Registration Rights Agreement, dated as of February 25,
                       2003, between Mayor's Jeweler's, Inc. and Henry Birks & Sons Inc.

2                      Assignment Agreement, dated as of January 31, 2003, between Henry Birks & Sons
                       Inc. and Mr. Filippo Recami.

3                      Assignment Agreement, dated as of January 31, 2003, between Henry Birks & Sons
                       Inc. and Mr. Thomas A. Andruskevich.

4                      Assignment Agreement, dated as of January 31, 2003, between Henry Birks & Sons
                       Inc. and Mr. Joseph A. Keifer III.

5                      Assignment Agreement, dated as of January 31, 2003, between Henry Birks & Sons
                       Inc. and Mr. Marco Pasteris.

6                      Assignment Agreement, dated as of January 31, 2003, between Henry Birks & Sons
                       Inc. and Mr. Carlo Coda-Nunziante.